SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement (Appointment of Director), dated September 24, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: September 25, 2007	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Announcement

Appointment of Director

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) is pleased to announce that, after review and approval by the Board and the Nomination Committee of the Company, Madam Huang Wenlin has been appointed as an Executive Director and Vice President of the Company with effect from 24 September 2007.

Madam Huang Wenlin, age 53, is currently a Vice President of China Mobile Communications Corporation. Madam Huang, a senior economist, graduated in 1984 from the Beijing University of Posts and Telecommunications with a major in engineering management. Madam Huang has previously served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications. Madam Huang Wenlin has also served as Executive Director and Executive Vice President of China Telecom Corporation Limited and Vice President of China Telecommunications Corporation. Madam Huang has 32 years of operational and managerial experience in the telecommunications industry in China. Save as disclosed above, Madam Huang has not held any other directorships in any listed public companies in the last three years.

The Company and Madam Huang Wenlin have not entered into any service contract which provides for a specified length of service. Madam Huang will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Madam Huang will receive a salary of HK$90,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to her performance, together with an annual director’s fee of HK$180,000 as proposed by the Board and approved by shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Madam Huang Wenlin has been determined with reference to her duties, responsibilities and experience, and to prevailing market conditions.

The Company firmly believes that Madam Huang Wenlin’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome her as a member of the Board.

Save as disclosed herein, Madam Huang Wenlin does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. She does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the

Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Madam Huang Wenlin that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 24 September 2007